SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: February 12, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from January 1, 2026 to January 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 12, 2026

[This is a translation of the Share Buyback Report for the period from January 1, 2026 to January 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 12, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of January 31, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1: The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2: It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3: The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on November 11, 2025 (Period of Repurchase: November 12, 2025 to May 14, 2026）	35,000,000 (Maximum)		100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) January 5 January 6 January 7 January 8 January 9 January 13	209,100 238,300 2,519,600 835,700 981,600 187,300	853,874,591 975,201,190 9,999,241,726 3,295,119,721 3,811,353,829 721,295,802
Total	—	4,971,600	19,656,086,859
Total number of shares repurchased as of the end of the reporting month	12,100,400		49,999,906,295
Progress of the repurchase (%)	34.57		50.00

Note 1: The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2: It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of January 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) January 7 January 9 January 13 January 14 January 15 January 16 January 22 January 23 January 26	1,500 3,000 48,000 1,500 500 24,500 145,500 1,500 13,500	4,515,720 9,031,440 144,503,040 4,515,720 1,505,240 73,756,760 438,024,840 4,515,720 40,641,480
Total	—	239,500	721,009,960
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) January 22	240	722,515
Total	—	240	722,515
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) January 23 January 26	30 15	90,314 45,158
Total	—	45	135,472
Total amount	239,785		721,867,947
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of January 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	186,469,367

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